As filed with the Securities and Exchange Commission
                       on January 6, 1997

======================================================================

                SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549

                         ---------------

                          SCHEDULE 14D-1
                      TENDER OFFER STATEMENT
(PURSUANT TO SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)
                        (Amendment No. 12)
                         (Final Amendment)
                                AND
                           SCHEDULE 13D
             UNDER THE SECURITIES EXCHANGE ACT OF 1934
                        (Amendment No. 25)

                        Loctite Corporation
                     (Name Of Subject Company)

                       HC Investments, Inc.
                           Henkel KGaA
                            (Bidders)

                         ---------------

              COMMON STOCK, PAR VALUE $0.01 PER SHARE (Including
         Any Associated Stock Purchase Rights)
                  (Title of Class of Securities)

                           540137 10 6
                           -----------
               (CUSIP Number of Class of Securities)
                         ---------------
                          Dr. Karl Gruter
                            Henkel KGaA
                         Henkelstrasse 67
                        D-40191 Dusseldorf
                              Germany
                          49-211-797-2137
           (Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications on Behalf of Bidder)
                         ---------------
                          With a copy to:
                      William A. Groll, Esq.
                Cleary, Gottlieb, Steen & Hamilton
                         One Liberty Plaza
                     New York, New York 10006
                          (212) 225-2000

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      HC Investments, Inc. and Henkel KGaA hereby amend and
supplement their Tender Offer Statement on Schedule 14D-1 (the "Statement") originally filed on November 6, 1996, as amended, with respect to the offer by HC Investments, Inc. to purchase all outstanding shares of Common Stock, par value $0.01 per share, of Loctite Corporation, a Delaware corporation, including the associated common stock purchase rights issued pursuant to the Rights Agreement, dated as of April 14, 1994, between the Company and The First National Bank of Boston, as Rights Agent, and all benefits that may inure to holders thereof, for a purchase price of $61.00 per share, net to the seller in cash, without interest thereon, as set forth in this Amendment No. 12. This amendment, which constitutes the Final Amendment to the Statement pursuant to Instruction D to Schedule 14D-1, also amends and supplements the Schedule 13D of Purchaser with respect to the Shares. Capitalized terms not defined herein have the meanings assigned thereto in the Statement.

      The Offer expired at 5:00 p.m., New York City time, on Friday, January 3, 1997. Prior to the expiration of the Offer, 19,884,139 Shares had been tendered pursuant to the Offer (including 597,575 Shares tendered pursuant to the procedure for guaranteed delivery). Henkel Merger Corp., an indirect, wholly-owned subsidiary of Parent, by oral notice to the Depositary, accepted for payment and thereby purchased all Shares validly tendered prior to the expiration of the Offer.


ITEM 2. IDENTITY AND BACKGROUND.

Item 2 of the Statement is hereby amended and supplemented by adding thereto the following:

      On Thursday, January 2, 1997, Parent, Purchaser and the Company made a clarifying amendment to the Merger Agreement to
(i) permit Purchaser to assign its obligation to purchase Shares tendered pursuant to the Offer to an indirect, wholly-owned subsidiary of Parent and (ii) provide that the Merger shall take place between the Company and an indirect, wholly-owned subsidiary of Parent (rather than a direct, wholly-owned subsidiary of Purchaser). A copy of the January 2 amendment is included as exhibit (c)(7) hereto and the information contained therein is incorporated herein by reference.

     On Friday, January 3, 1997, Purchaser assigned its obligation to purchase Shares tendered pursuant to the Offer to Henkel Merger Corp. ("HMC"), a newly-formed Delaware corporation which is a wholly-owned subsidiary of Henkel Acquisition Corp. ("HAC"), a newly-formed Delaware corporation 75% of the voting stock of which is owned directly by Purchaser and 25% directly by Parent and which is thus an indirect, wholly-owned subsidiary of Parent. A copy of the January 3 assignment is included as exhibit
(c)(8) hereto and the information contained therein is incorporated herein by reference. HMC purchased all Shares validly tendered prior to the expiration of the Offer.

     The Statement and the Schedule 13D are, accordingly, now filed by HMC as well. The business address of each of HMC and HAC is 2200 Renaissance Boulevard, Suite 200, Gulph Mills, PA 19406. The names, addresses, occupations and citizenship of the executive officers



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and members of the Board of Directors of HMC are set forth on
Schedule I hereto. Neither HMC nor, to the best of its knowledge, any of the persons listed on Schedule I hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.


ITEM 5.    PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE
        BIDDER.

Item 5 of the Statement is hereby amended and supplemented by adding thereto the following:

     HMC will be the entity described as Merger Sub in the Supplement and will merge with and into the Company in the Merger.


ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Item 6 of the Statement is hereby amended and supplemented by adding thereto the following:

     On Monday, January 6, 1997, through the purchase by HMC of Shares in the Offer, HMC, Purchaser and Parent acquired beneficial ownership of approximately 19,884,139 Shares, which, together with 11,208,224 Shares theretofore owned by Purchaser (which were contributed to HAC by Purchaser and then to HMC by HAC as part of the organization of HMC), constitute approximately 96.3% of the outstanding Shares. Reference is hereby made to the press release issued by Parent on January 6, 1997, a copy of which is attached hereto as exhibit (g)(14).

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
        WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

Item 7 of the Statement is hereby amended and supplemented by adding thereto the following:

      On Thursday, January 2, 1997, Parent, Purchaser and the Company made a clarifying amendment to the Merger Agreement to
(i) permit Purchaser to assign its obligation to purchase Shares tendered pursuant to the Offer to an indirect, wholly-owned subsidiary of Parent and (ii) provide that the Merger shall take place between the Company and an indirect, wholly-owned subsidiary of Parent (rather than a direct, wholly-owned subsidiary of Purchaser). A copy of the January 2 amendment is included as exhibit (c)(7) hereto and the information contained therein is incorporated herein by reference.

     On Friday, January 3, 1996, Purchaser assigned its obligation to purchase Shares tendered pursuant to the Offer to HMC. A copy of the January 3 assignment is included as exhibit
(c)(8) hereto and the information contained therein is incorporated herein by reference.

        ITEM 10.     ADDITIONAL INFORMATION.

Item 10 of the Statement is hereby amended and supplemented by adding thereto the following:

      On January 6, 1997, Parent issued a press release, a copy of which is included as exhibit (g)(14) hereto and the information contained therein is incorporated herein by reference.


ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

Item 11 of the Statement is hereby amended to add the following exhibits:

(c)(7) First Amendment to Agreement and Plan of Merger, dated as of January 2, 1997, between Parent, Purchaser and the
           Company.
(c)(8)     Assignment, dated January 3, 1997, between Purchaser and HMC.
(g)(14)    Press Release dated January 6, 1997.

                             SIGNATURE


      After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Dated: January 6, 1997

                             HC INVESTMENTS, INC.



                             by   /s/ Ernest G. Szoke
                               ---------------------------
                               Name: Ernest G. Szoke
                               Title: Secretary



                             HENKEL KGaA


                             by  /s/ Lothar Steinebach
                               ---------------------------
                               Name: Lothar Steinebach
                               Title:   Vice President


                             by  /s/ Petra Hammerlein
                               ---------------------------
                               Name: Petra Hammerlein
                               Title:   Senior Counsel


                             HENKEL MERGER CORP.



                             by  /s/ Ernest G. Szoke
                               ---------------------------
                               Name: Ernest G. Szoke
                               Title: Secretary

                           EXHIBIT INDEX


EXHIBIT
NUMBER     EXHIBIT NAME
-------    --------------
(c)(7) First Amendment to Agreement and Plan of Merger, dated as of January 2, 1997, between Parent, Purchaser and the Company.
(c)(8)     Assignment, dated January 3, 1997, between Purchaser and HMC.
(g)(14)    Press Release dated January 6, 1997.

                                                         SCHEDULE I

    DIRECTORS AND EXECUTIVE OFFICERS OF HENKEL MERGER CORP. AND
             INTERESTS OF SUCH PERSONS IN THE COMPANY

      The following table sets forth the name, present principal occupation or employment and five-year employment history of the directors and executive officers of Henkel Merger Corp. and the number of shares beneficially owned, directly or indirectly, by such persons as of the date hereof. All such directors and executive officers are United States citizens, except for Mr. Gurtzgen, who is a citizen of Germany. Except as set forth below, the principal business address of each such director and executive officer is the address of Henkel Corporation, 2200 Renaissance Boulevard, Suite 200, Gulph Mills, PA 19406.

                            PRESENT PRINCIPAL OCCUPATION          SHARES
                             OR EMPLOYMENT AND FIVE YEAR       BENEFICIALLY
   NAME AND ADDRESS              EMPLOYMENT HISTORY                OWNED
-----------------------   ---------------------------------   ---------------

Mr. Winfried Gurtzgen..    Mr. Gurtzgen is the Tax Director          0
Henkelstrasse 67           of Parent and has held that
D-40191 Dusseldorf         position for more than five
Germany                    years.  He is also a Director
                           and President of HMC.

Mr. John R. Fulton, III    Mr. Fulton is the Tax Director            0
                           of Henkel Corporation, and has
                           held that position since 1987.
                           He is also a Director and
                           Assistant Secretary of Purchaser
                           and a Vice President of HMC.

Mr. John Knudson.......    Mr. Knudson is the Vice                   0
                           President-Finance and Chief
                           Financial Officer of Henkel
                           Corporation, and has held those
                           positions since 1987.  He is also
                           a Director and President of
                           Purchaser and a Director, Vice
                           President and Treasurer of HMC.

Mr. James E. Ripka ....    Mr. Ripka is the Treasurer of             0
                           Henkel Corporation, and has held
                           that position since 1988.  He is
                           also a Director and Treasurer of
                           Purchaser and a Vice President
                           of HMC.

Mr. Ernest G. Szoke....    Mr. Szoke is the Vice President           0
                           and Chief Legal Officer of Henkel
                           Corporation, and has held those
                           positions since 1986.  He is also
                           a Director and Secretary of
                           Purchaser and a Director, Vice
                           President and Secretary of HMC.




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